2021 Third Quarter Results Exhibit 3

This presentation contains forward-looking statements. In some cases, these statements can be identified by the use of forward-looking words such as “may,” “assume,” “might,” “continue,” “would,” “can,” “consider,” “envision,” “foresee,” “target,” “strategy,” “should,” “could,” “anticipate,” “estimate,” “expect,” “plan,” “believe,” “predict,” “potential” and “intend” or other similar words. These forward-looking statements reflect current expectations and projections about future events of CEMEX Holdings Philippines, Inc. ("CHP") based on CHP’s knowledge of present facts and circumstances and assumptions about future events. These statements necessarily involve risks and uncertainties that could cause actual results to differ materially from CHP’s expectations. Some of the risks, uncertainties and other important factors that could cause results to differ, or that otherwise could have an impact on CHP or its subsidiaries (together, the “CHP Group”), include, but are not limited to, the cyclical activity of the construction sector; the CHP Group’s exposure to other sectors that impact the CHP Group’s business, such as, but not limited to, the energy sector; general political, social, economic, health and business conditions in the markets in which the CHP Group operates; competition in the markets in which the CHP Group offers its products and services; the regulatory environment, including environmental, tax, antitrust and acquisition-related rules and regulations; the CHP Group’s ability to satisfy its debt obligations and the ability of CEMEX, S.A.B. de C.V. (“CEMEX”), the ultimate parent company of the major shareholder of CHP, to satisfy CEMEX’s obligations under its material debt agreements, the indentures that govern CEMEX’s senior secured notes and CEMEX’s other debt instruments; the CHP Group’s and CEMEX’s ability to refinance their existing indebtedness; the impact of CEMEX’s below investment grade debt rating on the CHP Group’s and CEMEX’s cost of capital; the CHP Group’s and CEMEX’s ability to consummate asset sales and fully integrate newly acquired businesses; achieve cost-savings from the CHP Group’s cost-reduction initiatives and implement the CHP Group’s pricing initiatives for the CHP Group’s products; the increasing reliance on information technology infrastructure for the CHP Group’s invoicing, procurement, financial statements and other processes that can adversely affect operations in the event that the infrastructure does not work as intended, experiences technical difficulties or is subjected to cyber-attacks; changes in the economy that affect demand for consumer goods, consequently affecting demand for the CHP Group’s products and services; the impact of pandemics, epidemics or outbreaks of infectious diseases and the response of governments and other third parties, including with respect to COVID-19, which have affected and may continue to adversely affect, among other matters, supply chains, international operations, availability of liquidity, investor confidence and consumer spending, as well as availability of, and demand for, the CHP Group’s products and services; weather conditions, including but not limited to, excessive rain and snow, and disasters such as earthquakes and floods; trade barriers, including tariffs or import taxes and changes in existing trade policies or changes to, or withdrawals from free trade agreements; terrorist and organized criminal activities as well as geopolitical events; declarations of insolvency or bankruptcy or becoming subject to similar proceedings; weather conditions; natural disasters and other unforeseen events (including global health hazards such as COVID-19); and the other risks and uncertainties described in CHP’s public filings. Readers are urged to read these presentations and carefully consider the risks, uncertainties and other factors that affect the CHP Group’s business. The information contained in these presentations is subject to change without notice, and CHP is not obligated to publicly update or revise forward-looking statements. Unless the context indicates otherwise, all references to pricing initiatives, price increases or decreases, refer to the CHP Group’s prices for products sold or distributed by the CHP Group. Copyright CEMEX Holdings Philippines, Inc. and its subsidiaries

Third quarter 2021 update In 3Q21, construction activity remained stable, despite a reversion to stricter lockdown measures, due to the spread of the COVID-19 Delta variant. Start of the monsoon season in the third quarter negatively affected sequential performance. Successfully executed major kiln maintenance works in APO Cement Plant, more than two years since our last major shutdown in APO. We brought in additional clinker to support our production requirements during our APO shutdown. Increased use of secondary fuels. However, for the fourth quarter, our upcoming shipments of coal will reflect higher rates. Pursuing operations and supply chain efficiency initiatives to mitigate cost increases.

Committed to operate at world-class standards Solid Cement and APO Cement attained continued certifications for: ISO 9001:2015Quality Management System ISO 14001:2015Environmental Management System ISO 45001:2018Occupational Safety and Health Management System ISO 50001:2018Energy Management System CHP is the only cement producer in the Philippines with ISO 50001:2018 Certification for Energy Management System.

Soon to be completed 8.9-kilometer toll bridge connecting Cebu City to the Municipality of Cordova in Mactan Island APO Cement is the sole cement supplier for the project Uses APO Portland Cement Type 2 : sulfate resistant and suitable for applications near bodies of water Cement supplier for Cebu-Cordova Link Expressway

Nearly all our employees and more than two thirds of our contractors have been vaccinated for COVID-19 We are collaborating with local government units for the vaccination of our communities Solid Cement Plant received Safety Seal Certification from the Department of Labor and Employment under the Department’s voluntary certification process. This safety seal certification recognizes our facility to be compliant with public health standards and safety protocols. Three of our distribution centers have also obtained this Safety Seal. Behaviors That Save Lives

Third quarter 2021 initiatives Soft launch of our online booking system for pick-up transactions, complemented by our Electronic Authority to Withdraw digital solution, for a contactless pick-up experience Our Electronic Authority to Withdraw solution reached 100% percent adoption, one year after rollout Paperless transactions and online payment options to enhance customer experience Benefitting from higher pick-up transactions Supply chain efficiencies contributed to lowering distribution cost Targeting our highest level of secondary fuel substitution by end of the year

Sustainability and Climate Action Launched our “Vertua” and “Type 1P High Strength” cement products, giving our customers eco-friendly alternatives Our kilns continue co-processing, saving inorganic waste from landfills and bodies of water Solid Cement Plant recognized by the Department of Environment and Natural Resources for “Small Scale – Waste to Energy for Co-processing of Residual Wastes” Expecting start-up of 4.5-megawatt waste-heat recovery facility in APO Cement Plant by first quarter 2022, similar to the 6-megawatt waste-heat recovery facility in our Solid Cement Plant

Rest of the year outlook National weather bureau announced the onset of the La Niña phenomenon, which may persist until the first quarter of 2022 We continue to face inflationary pressures driven by global energy price increases and supply chain disruptions Execution of public infrastructure projects remains a driver of economic recovery

Domestic cement volumes increased by 1% year-over-year during the third quarter, as construction activity remained stable despite a return to stricter lockdown measures due to the spread of the COVID-19 Delta variant Sequentially, our domestic cement volumes decreased by 4%, as the rainy season affected our industry On a year-to-date basis, our domestic cement volumes increased by 11% year-over-year Our domestic cement prices increased by 1% sequentially, due to price adjustments implemented in 3Q21 Year-over-year, change in our domestic cement prices mainly driven by higher proportion of pick-up sales Net of freight charges, our domestic cement prices decreased by 1% year-over-year during 3Q21 and 9M21, mainly due to competitive market dynamics and the impact of COVID-19 on business activity Domestic Cement Volumes and Prices

Net Sales Net sales for the third quarter decreased by 2% year-over-year due to lower prices. For the first nine months of 2021, net sales increased by 8% year-over-year due to higher volume. Net Sales1 1 Millions of Philippine Pesos -2% +8%

Private Sector Construction sector employment remained above the 4 million threshold in August despite strict lockdown measures, as essential projects in the construction industry were allowed to operate at full capacity. Activity in the residential sector improved compared to last year as seen in the positive trend of residential building permits, and horizontal residential real estate prices. Overall spending and investment for this sector may be challenged by elevated inflation rates. In addition, despite resilient remittance inflows, OFW households could apportion more remittance proceeds for basic and health necessities. Non-residential sector activity declined year-on-year as mobility restrictions continue to hamper the sector’s performance as seen in non-residential building permits, non-residential capital formation, and postponed project launches. The general decline in this sector is softened by growing demand for logistics and warehousing. For the rest of the year, above-normal rainfall conditions forecasted by the national weather bureau may affect general construction activity. Sources: Bangko Sentral ng Pilipinas, Colliers, Jones Lang Lasalle, Philippine Statistics Authority Employment in Construction (K Persons)

Public Sector Infrastructure disbursements for the first two months of 3Q2021 reached PHP 144 billion, a 49% increase compared to the same period in 2020 and higher than the PHP 135 billion recorded during the same period in 2019. The eight-month figure reflects a 45% year-over-year growth and a 28% increase compared to the same period in 2019. The government is expected to fast track infrastructure projects for the rest of the year to catch up, and in anticipation of the construction ban next year due to elections. While the risk of COVID-19 remains, infrastructure activities are considered essential and a driver of the country’s economic recovery. Disbursements on Infrastructure and Capital Outlays (in PHP billion) Refers to year-over-year growth % Source: Department of Budget and Management

Cost of Sales Cost of sales was 60% of sales during the first nine months of 2021, compared with 58% in the same period of 2020 Purchased additional clinker on a one-off basis during the quarter to support production requirements APO Cement Plant executed scheduled major kiln shutdown towards end of 3Q21 Total fuel cost was 5% lower year-over-year for 9M21, mainly due to the use of purchased clinker in production, and supported by higher substitution of secondary fuels. Total power cost was up by 29% year-over-year for 9M21 due to higher production volume, increased electricity rates, and a rebate from the wholesale electricity spot market received in the prior year. Cost of Sales (% of net sales) Fuel and Power (% of cost of sales)

Operating expenses Distribution expenses was 15% of sales during the first nine months of 2021, a decrease of 3 pp year-over-year. This was mainly driven by lower delivered volumes and initiatives to increase efficiency. Selling and administrative expenses was 13% of sales during the first nine months of 2021, lower by 1 pp year-over-year. Distribution (% of net sales) Selling and administrative (% of net sales)

Operating EBITDA and EBITDA Margin Operating EBITDA for the first nine months of 2021 increased by 2% year-over-year, supported by higher volume 3Q21 mainly affected by higher cost from one-off purchases of clinker and APO plant’s major kiln maintenance Operating EBITDA margin was at 20% for the first nine months of 2021 primarily due to higher cost of sales 1 Millions of Philippine Pesos Refers to operating EBITDA margin % Operating EBITDA Variation1 26% 19% 22% 20%

Net income Net income was at PHP 897 million for 9M21 mainly due to higher operating earnings and lower financial expenses Financial expenses declined by 72% year-over-year for 9M21, reflecting lower debt balances and declining interest rates Foreign exchange losses were a result of the declining Philippine Peso to U.S. Dollar exchange rate Year-to-date income taxes include a one-time expense from the revaluation of deferred tax assets pursuant to income tax rate reductions related to the CREATE Act2 1 Millions of Philippine Pesos 2 The Corporate Recovery and Tax Incentives for Enterprises or the CREATE Act, which was approved into law on March 26, 2021 Net Income1

Free Cash Flow & Guidance

Free cash flow after maintenance CAPEX for the first nine months of 2021 was around PHP 3.4 billion. Working capital improvement was mainly due to higher payables and lower receivables. Free Cash Flow

Works on the different superstructures of the new line and installation of various equipment remained ongoing throughout the third quarter, following strict health and safety protocols during the current COVID-19 pandemic Expected completion of construction: June 2022 If the same conditions that have caused general delays persist, completion of the project could be further delayed beyond June 2022 Estimated total project cost of US$235 million Est. total interest capitalization of US$24 million Solid Cement Plant new line Lifting of new rotary kiln into position at Solid Cement Plant (Jan. 2021)

2021 Guidance Cement Volumes 12-14% Capital expenditures PHP 3,200 million PHP 1,000 million PHP 4,200 million Solid Cement Plant Expansion CAPEX Maintenance and Other CAPEX Total CAPEX

Q&A Session 2021 Third Quarter Results

2021 Third Quarter Appendix

Debt maturity profile Total Debt: PHP  10,718 Avg. life of debt1: 4.8 years Net Debt to EBITDA2: 1.0x All amounts in millions of Philippine Pesos 1 Based on weighted average life of debt 2 Last 12 months Consolidated EBITDA 254 3,553 4,521

Additional Debt Information Note: All amounts in millions of Philippine Pesos, except percentages and ratios 1 U.S. dollar debt converted using end-of-period exchange rates 2 Includes leases, in accordance with Philippine Financial Reporting Standards (PFRS) 3 Based on BDO Loan Facility financial covenants

Definitions 9M21 / 9M20 Results for the first nine months of the years 2021 and 2020, respectively PHP Philippine Pesos Pp Percentage points Prices All references to pricing initiatives, price increases or decreases, refer to our prices for our products. Operating EBITDA Operating earnings before other expenses, net, plus depreciation and operating amortization. Free Cash Flow Operating EBITDA minus net interest expense, maintenance and strategic capital expenditures, change in working capital, taxes paid, and other cash items (net other expenses less proceeds from the disposal of obsolete and/or substantially depleted operating fixed assets that are no longer in operation), Maintenance Capital Expenditures Investments incurred for the purpose of ensuring the company’s operational continuity. These include capital expenditures on projects required to replace obsolete assets or maintain current operational levels, and mandatory capital expenditures, which are projects required to comply with governmental regulations or company policies, Strategic capital expenditures investments incurred with the purpose of increasing the company’s profitability. These include capital expenditures on projects designed to increase profitability by expanding capacity, and margin improvement capital expenditures, which are projects designed to increase profitability by reducing costs. Change in Working capital in the Free cash flow statements Only include trade receivables, trade payables, receivables and payables from and to related parties, other current receivables, inventories, other current assets, and other accounts payable and accrued expense. Net Debt Total debt (debt plus leases) minus cash and cash equivalents.

Contact Information Stock Information PSE: CHP Investor Relations In the Philippines +632 8849 3600 chp.ir@cemex.com